Exhibit (a)(1)(i)
STONEPEAK-PLUS INFRASTRUCTURE FUND LP

550 W 34th Street, 48th Floor
New York, New York 10001

If you do not want to sell your limited partnership
units at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer.
August 26, 2025
Dear Unitholder:
This letter serves to inform you of important dates relating to a repurchase offer by Stonepeak-Plus Infrastructure Fund LP (the “Fund”). If you are not interested in tendering your limited partnership units in the Fund (“Units”), including if held indirectly through Stonepeak-Plus Infrastructure Fund (TE) LP (the “Feeder Fund”), for repurchase at this time, please disregard this notice and take no action.
Please note that because none of the currently outstanding Units have been outstanding for more than two years, all Units will be subject to an “early repurchase deduction” of 5% by the Fund, except as noted below. Unless otherwise specified, references to unitholders of the Fund (“Unitholders”) herein shall include unitholders of the Feeder Fund (the “Feeder Unitholders”) and Feeder Unitholders shall have a right to participate in the Offer under the same terms as direct unitholders of the Fund. For the avoidance of doubt, Feeder Unitholders will have their units repurchased at the Feeder Fund level, and the Feeder Fund will participate in the Offer of the Fund on behalf of the Feeder Unitholders. In addition, the sale of Units may also be subject to income and transfer taxes.
The tender offer period will begin on August 26, 2025 and will end at 11:59 p.m., Eastern Time, on September 23, 2025. The purpose of the tender offer is to provide liquidity to Unitholders. Units may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
If you do not wish to sell your Units for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Units at this time.
Should you wish to tender all or some of your Units during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail, email or fax to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: Stonepeak-Plus Infrastructure Fund LP, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:
Regular Mail: SS&C GIDS, Inc. P.O. Box 219071, Kansas City, MO 64121-9507
Overnight Mail: SS&C GIDS, Inc., 801 Pennsylvania Avenue. Suite 219071, Kansas City, MO 64105-1307
Email*: stonepeakai@sscinc.com
*	The above email address is a no-reply inbox, and will not accept secure messages or password protected attachments. Please submit one order at a time if sending by email.
Fax: (844) 267-0458
All Unitholders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.
All tenders of Units must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on September 23, 2025.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call (833) 706-0553.

Sincerely,
Stonepeak-Plus Infrastructure Fund LP